ACME AtronOmatic, Inc.



ANNUAL REPORT

111 W Jefferson St Ste 200

Orlando, FL 32801

(407) 720-5275

https://myradar.com

This Annual Report is dated August 13, 2024.

BUSINESS

Company Overview Overview

ACME AtronOmatic, Inc., is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. The company's primary product, MyRadar, is a mobile application available for iOS, Android, Windows, and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers, and business customers. The app acts as a distribution platform for all of the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses, and enterprise customers.

The company has recently completed launches and is preparing for additional launches of its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform. Our satellite platform, under development with NOAA, incorporates AI for tasks including scene classification, super-resolution imaging, and radiative transfer calculations for atmospheric composition correction. These technologies improve the precision and utility of the data collected by our satellites, facilitate miniaturization, and allow them to send alerts based on data processed onboard. We also utilize AI for image-to-text translation and implement language models to facilitate efficient communication between our orbital systems and ground stations.

We founded the company in 2009 in order to develop software that better anticipates weather and environmental threats. The company was originally founded as ACME AtronOmatic, LLC, a Florida limited liability company. In 2023, we reorganized as a Delaware corporation. ACME AtronOmatic is known for its innovative and user-friendly MyRadar app, available for iOS, Android, Windows, and Xbox. The app features cutting-edge data visualizations and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers, and business consumers. The app acts as a distribution platform for all the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses, and enterprises. The company has recently completed launches and is preparing for additional launches of its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform.

We believe we are positioned to serve a currently-underserved segment within this market by delivering data and services through a consumer-friendly platform. We aim to provide an accessible, seamless pathway to data and services through the MyRadar app that can optimize business operations, reduce risk, and help mitigate the impacts of adverse weather conditions. Businesses need more effective ways to integrate weather and climate intelligence into their workflows such that they can truly benefit from the knowledge and optimize their operations.

Principal Products and Services

As noted above, the company's principal product is its MyRadar app. Weather and climate disasters are on the rise. The United States suffered 28 separate billion-dollar disasters in 2023 alone. Everyday people need modern tools to help them navigate the weather and to plan ahead for impending severe weather events, and while there is a considerable amount of data and technology being brought to bear, consumers and businesses need effective tools to help digest all this information to turn it into actionable insights and direct guidance. We believe MyRadar has excelled at this task for the last decade, and we're seeking to continue our innovation by bringing advanced orbital sensors combined with artificial intelligence to keep up the pace in providing services that users need to help them optimize their lives and business operations.

For over a decade, MyRadar has created innovative features, data visualizations and alerting services. The company is continuing to expand on those features and services, and our anticipated satellite constellation can be a huge part of that. MyRadar already provides an enormous list of features and services for end users — from basic day-to-day storm awareness, to rain alerts, and information about heat extremes, smoke and air quality conditions, wildfires, earthquakes, and tropical cyclones, just to name a few. We have released RouteCast, our proprietary road weather forecast system that predicts not just the weather along your route, but also the surface conditions and delay risks associated with the trip.

This level of granularity provides value not just for the everyday driver, but the professional hauler, as well. The company is integrating this feature with our CarPlay, Android Auto, and Android Automotive apps, but we are also wrapping it into services that are specifically geared for small and large businesses managing fleets of vehicles that move about our system of roads. Weather and vehicle tracking are all in one place, integrated seamlessly with existing logistics and operations packages.

The company is also developing new features for MyRadar utilizing the latest breakthroughs in AI, such as natural language models, augmented reality, and virtual reality. Additionally, we are curating a suite of tools that will empower individuals to navigate their lives and businesses more effortlessly.

AI Capabilities

Our existing technology utilizes artificial intelligence as part of its rain prediction algorithms to more accurately predict rain for our nowcast product. This is unique to the company and is protected by patent 11,561,326. When used, the technology allows for the correction of the biases of an advection-based nowcast and allows for growth and decay.

In furtherance to the technologies being developed and deployed, a significant investment in research and development of AI models and algorithms are being engineered and created to enhance the information delivered to the MyRadar app.

The company's HORIS satellite platform, under development with support from the National Oceanic and Atmospheric Administration (NOAA), incorporates AI for tasks including scene classification, super-resolution imaging, and radiative transfer calculations for atmospheric composition correction. These technologies improve the precision and utility of the data collected by our satellites, facilitate miniaturization, and allow them to send alerts based on data processed onboard. The company also utilizes AI for image-to-text translation and implements language models to facilitate efficient communication between our orbital systems and ground stations.

In addition to the satellite constellation, advanced AI and machine learning technologies are being developed across multiple facets of our proprietary weather forecasting and satellite data processing technologies.

As part of the company's work with the US Navy, we are using convolutional neural networks for bias correction in short-term weather forecasts and for data fusion, combining observational and model data into cohesive forecast products. This integration enhances the reliability and accuracy of our forecasts. In addition, we apply machine learning techniques such as lasso regression and random forests for multi-class classification of road conditions and regression analysis for road temperature forecasts. These technologies are critical for real-time, accurate assessments of road conditions like those provided today by the MyRadar app.

The company's intellectual property is a key differentiator from competitors in its market. The following table sets out the patents and applications received and filed by the company:

Title: System and Method for Generating Accurate Hyperlocal Nowcasts

Status: Patented

Application Number: 16 /414,898

Patent Number: 11,561,326

Title: Methods and Devices for Earth Remote Sensing Using Stereoscopic Hyperspectral Imaging in the Visible (VIS) and Infrared (IR) Bands

Status: Patented (two divisional)

Application Number: 16 /925,164

Patent Number: 11,532,155 and 11,854,256

Title: Method for Determining Ocean Surface Winds from Synthetic Aperture Radar Satellite Data

Status: Pending

Application Number: 18 /066,406

Patent Number:

Title: Polarimetric Light Field Imaging System for Standoff Characterization

Status: Pending

Application Number: 63 /472,639

Title: Method and Device for Onboard AI Analysis of Hyperspectal Datacubes for Low Bandwidth Alerting and Interactive Communication

Status: Pending

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 23,333,333

Use of proceeds: Startup Funds

Date: June 01, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $4,814,622.00

Number of Securities Sold: 1,738,264

Use of proceeds: R&D and Working Capital

Date: February 20, 2024

Offering exemption relied upon: Regulation CF


REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Assets

The vast majority of the company's assets are current assets rather than fixed or long-term assets. As of December 31, 2023, the company held cash and cash equivalents valued at $209,320. In addition, we recorded accounts receivable, representing amounts due from digital vendors providing the MyRadar app, of $837,512. This is a significant increase from December 31, 2022, of accounts receivable of $149,806 as a result of a change in the manner we tracked accounts receivable that will carry forward into the future.

As a result, the company's assets as of December 31, 2023 was $1,076,487 compared to $438,399 as of December 31, 2022.

Liabilities and Outstanding Debts

As of December 31, 2023, the company's current liabilities were mostly associated with the day-to-day operation of the company, composed of accounts payable, credit card expenses, and a lines of credit to smooth out the company's cash flow requirements.

The company entered into a line of credit with a lender. The first line of credit was entered into in fiscal year 2022 and allows for borrowing up to $167,265 at an interest rate of 1.85%. As of December 31, 2023 and December 31, 2022, the outstanding balance on this line of credit was $30,000 and $64,313, respectively.

The company has also borrowed funds directly from its CEO in fiscal year 2023 in an undocumented loan. The loan is interest-free, with a principal amount of $34,054. As of December 31, 2023, the outstanding balance on this line of credit was $34,054.

The company entered into a loan agreement in fiscal year 2018, allowing for a borrowing amount of $517,200 at a fixed interest rate of 7.5%. The loan is to be repaid in one hundred and twenty monthly installments of $6,167. The principal balance outstanding on loan as of December 31, 2023 and 2022 is $307,301 and $355,681, respectively, with the current portion recorded as $57,416 as of December 31, 2023. The loan will mature in 2028.

The company has also received financing from a lender that was originally issued in 2021. The company reorganized the loan in January 2023, increasing the amount of the lending facility available. As of December 31, 2023 the outstanding balance on this loan was $19,309 compared to $276,959 as of December 31, 2022.

As a result of the foregoing, the company recorded total liabilities of $846,498 as of December 31, 2023 compared to $863,297 as of December 31, 2022.

During 2024, the company has entered into additional financing arrangements for access to cash to support its operations. On May 3, 2024, the company entered into a forward financing agreement, receiving $315,000 against the company's future accounts receivable. This agreement includes pre-determined payback amounts ranging from $378,000 to $441,000 based on the company's repayment timeline. Additionally, the company borrowed $250,000 on a loan agreement that included origination fees of $7,500, and repayment on weekly installments of $5,145 per week for 58.8 weeks.

Previous Offerings of Securities

During the 2023 fiscal year, the company initiated an offering under Regulation Crowdfunding for sales of its Common Stock. Between the offering launch on July 18, 2023 and its close in Q1 2024, the company raised approximately $4.98 million, and after fees, received a net distribution of $4.16 million, resulting in the issuance of 1,738,902 shares of Common Stock.

Trend Information

The company is currently in the growth stage and generating revenue. With the increased emphasis on subscription based revenues through the MyRadar app, management hopes to see increased revenues going forward. There is no certainty that we will be able to significantly increase subscribers. Additional revenue channels may open up to the company following the launch of its HORIS satellite-based earth observation platform. When the data received from HORIS comes online, we believe there will be new demand from government and enterprise customers.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future as they are expected to increase as new subscribers are brought on board. In addition, once our HORIS satellite-based earth observation platform comes online, significant new revenue opportunities open up for government and enterprise customers. Past cash was primarily generated through advertising and subscription sales within the MyRadar mobile app. Our goal is to increase subscription revenues substantially through aggressive user acquisition campaigns and to open up new revenue streams once the constellation begins deployment.

Increased competition in the weather app marketplace could increase the cost of user acquisition. Deployment of the satellite constellation will depend on the successful launch and operation of its HORIS satellite system; failures during the first few launches are possible and potentially likely as this is a new system that, while tested extensively on the ground, has not yet been proven in orbit.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $209,370.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Truist / SBA

Amount Owed: $282,801.39

Interest Rate: 10.75%

Maturity Date: November 30, 2028

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Andrew Green

Andrew Green's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Sole Director

Dates of Service: August, 2009 - Present

Responsibilities: Andrew generally oversees the business and it's day-to-day operations. Andy currently receives salary compensation of $400,000 for his role. Andy will be providing Form C sign-off as the company's Principal Accounting Officer.

Name: Sarvesh Garimella

Sarvesh Garimella's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: August, 2016 - Present

Responsibilities: Responsible for developing and implementing operational strategies and plans that align with the organization's overall goals and objectives. Sarvesh currently receives salary compensation of $300,000 per year.

Name: Chandler Heitmann

Chandler Heitmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: November, 2023 - Present

Responsibilities: The Chief Operating Officer (COO) will play a key role in overseeing day-to-day operations, collaborating with the executive team, and implementing strategic initiatives. Responsibilities include managing human resources, ensuring policy compliance, evaluating department performance, and serving as the main point of contact for company offices and property management, while also acting as the Executive Assistant to the CEO. Chandler currently receives salary compensation of $150,000 per year.

Other business experience in the past three years:

Employer: ACME AtronOmatic

Title: Executive Assistant to CEO

Dates of Service: October, 2018 - November, 2023

Responsibilities: Managing the CEOs day to day responsibilities in areas such as operations, human resources, billing and other. administrative tasks.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Andrew Green, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801

Amount and nature of Beneficial ownership: 21,700,000

Percent of class: 86.46

RELATED PARTY TRANSACTIONS

During the fiscal year 2023, the Company entered into an interest-free loan with its major shareholder and CEO in the amount of $34,054. The total outstanding balance as of December 31, 2023, and December 31, 2022, was $34,054, and $0, respectively. The entire balance is classified as current.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 220,348 of Common Stock.

Common Stock

The amount of security authorized is 37,000,000 with a total of 25,099,014 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy (a-e below).

(a) The Subscriber hereby appoints the Chief Executive Officer ("CEO") of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities held of record by the Subscriber (including any shares of the Company's capital stock that the Subscriber may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years after the execution of this Subscription Agreement. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(e) If any provision of this Proxy or any part of any this Section is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

The amount outstanding does not include 1,637,492 shares to be issued pursuant to stock options issued.

Election of Directors

Elections of directors don't need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Liquidation Rights

In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

Other Rights

The Common Stock is not redeemable by any holder thereof.

Stockholder Agreement

The company's CEO and founder, Andy Green, and the company's CTO, Sarvesh Garimella have entered into a Stockholder Agreement. Investors in this offering will not be subject to the Stockholder Agreement.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our HORIS Satellite. Delays or cost overruns in the development of our HORIS Satellite and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The company has a limited operating history upon which you can evaluate its performance, and has generated limited profits. Accordingly, the company's prospects must be considered in light of the risks that any new company encounters. ACME AtronOmatic was first organized under the laws of the State of Florida on August 18, 2009. On July 5, 2023, the company reincorporated in Delaware. The company has not yet generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be able to have a corresponding increase in revenues. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company. The company anticipates incurring near term operating losses. It is anticipated that the company will incur near term operating losses resulting from efforts to expand and improve its MyRadar app through such actions as satellite launches. For instance, while the company reported net income of $44,026 in 2022, it incurred a net loss of $1.402,257 in 2023. The company's ability to become sustainably profitable depends on success in generating customers for its app. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering products desired by customers, which may impact whether the company is successful. Furthermore, the company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the company will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business. If the company fails to manage future growth effectively, the company's business could be harmed. We are undertaking an expansion of our available service offerings to customers following the launch of our satellite constellation. We believe this will contribute to growth in the operations of the company. As we grow, the company faces challenges of integrating, developing, retaining, and motivating a growing employee base. In the event of continued growth of the company's operations, its operational resources, including information technology systems, employee base, or internal procedures may not be adequate to support its operations and deployments. Managing growth may require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in the company's organization as it grows, our business, financial condition, and results of operations could be harmed. The company relies on third parties maintaining digital marketplaces to distribute the MyRadar app. The MyRadar app is distributed to end consumers through digital vendors such as the Apply App Store and Google Play. In order to have the app distributed through those vendors, the company is subject to their terms of use and payment structures for in app purchases and advertising. The company cannot be assured that those digital vendors will maintain their current payment structures. If those digital vendors alter their payment structures in the future, the company's financial results could be negatively impacted. The company's business projections are only projections. There can be no assurance that the company will meet its projections. There can be no assurance that the company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that the company will able to provide the service at a level that allows it to make a profit and still attract business. Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. The company faces significant market competition. The company competes with larger, established companies who currently have products on the market as well as greater market recognition. They may have much better financial means and marketing capacity than the company. They may succeed in developing and marketing competing products than those developed by the company. There can be no assurance that competitors will render the company's product obsolete or that the products developed by the company will be preferred to any existing competitors. It should further be assumed that competition will intensify. The company's ability to grow depends on the successful production, launch, and operation of four satellites and related software and AI technology, which is subject to many uncertainties, some of which are beyond the company's control. Our current primary research and development objectives focus on the development of our HORIS satellite-based earth observation platform. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost over-runs. If we do not complete development of these satellites in our anticipated timeframes or at all, our ability to grow our business will be adversely affected. If the company's satellites fail to operate as intended, it could have a material adverse effect on our business and ability to generate new customers. The manufacturing, testing, launching and operation of satellites involves complex processes and technology. The company's satellites employ technologies and sensors that are exposed to severe environmental stresses that have and could affect the performance of a satellite. Hardware component problems could lead to deterioration in performance or loss of functionality of a satellite. We cannot provide assurances that our satellites will continue to operate successfully in low-earth orbit throughout their expected operational lives. Even if a satellite is operated properly, technical flaws in that satellite's sensors or other technical deficiencies or anomalies could significantly hinder its performance, which could materially affect our ability to provide information demanded by our current and potential future customers. Any valuation at this stage is difficult to assess. The valuation for this offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment. Developing new products and technologies entails significant risks and uncertainties. We are currently in the research and development stage for additional products. Delays or cost overruns in the development of our products may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. You are trusting that management will make the best decision for the company. The company is controlled by its founder, CEO, and sole director, Andy Green. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment. Management has discretion as to use of proceeds. The company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in "Use of Proceeds" is an estimate based on the company's current business plan. The company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so. The loss of one or more of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business. To be successful, the company requires capable people to run its day-to-day operations and expand its technological capabilities. As the company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The company relies on third parties to provide services essential to the success of its business. The company relies on third parties to provide a variety of essential business functions for it, including manufacture and launch of its satellites. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect the company's business. As a result, your investment could be adversely impacted by the company's reliance on third parties and their performance. The company may not be able to protect its intellectual property. Trademark and copyright litigation have become extremely expensive. Even if the company believes that a competitor is infringing on one or more of its trademarks or copyrights, the company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademarks outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademarks could have adverse consequences for the company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the company's attempts to prevent competitors from entering the market. As a result, if the company is unable to enforce its trademarks because of the cost of enforcement, your investment in the company could be significantly and adversely affected. We have pending patent approvals that might be vulnerable. One of the company's most valuable assets is its intellectual property. The company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company due to its unregistered intellectual property. The company's success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents. Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company's product may result in the unauthorized exposure of the intellectual property of the company. The company's trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the company's trademark and copyright protection without obtaining a sublicense, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if the trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company. There is no current market for any shares of the company's stock. You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors who purchase the Common Stock in this Offering. Certain investors who purchase Common Stock in this Offering are entitled to receive additional shares of Common Stock (the "Bonus Shares") that effectively provide a discount on price based on the amount invested. The number of Bonus Shares will be determined by the amount of money they invest in this Offering, and by the status of the investor as a current stockholder, or having made an indication of interest prior to the commencement of this Offering, or as an investor eligible to receive the StartEngine Venture Club Bonus. These categories are cumulative and an investor will be eligible for any category for which they qualify. Bonus Shares will effectively act as a discount to the price at which the Company is offering its stock. For more details, including all of the Bonus Shares being offered, see Plan of Distribution. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this Offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company. Investors in the company's Common Stock have assigned their voting rights. In order to subscribe to this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company's President, Andy Green. This irrevocable proxy will limit investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen. Investors will hold minority interests in the company. Prior to the commencement of this Regulation A offering the company has already issued 26,306,254 shares of its Common Stock. Investors will hold minority interests in the company and will not be able to direct its operations. Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the subscription agreement. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the

State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Subscription Agreement. Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement. If you bring a claim against the company in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 13, 2024.

ACME AtronOmatic, Inc.

By   /s/ *Andrew Green*

      Name: ACME AtronOmatic, Inc

Exhibit A

FINANCIAL STATEMENTS




INDEPENDENT AUDITORS' REPORT


To the Board of Members
ACME AtronOmatic Inc
 Orlando, Florida

Opinion

We have audited the consolidated financial statements of ACME AtronOmatic Inc, which comprise the consolidated balance sheets as of December 31, 2023, and 2022, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of ACME AtronOmatic Inc as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated financial statements section of our report. We are required to be independent of ACME AtronOmatic Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ACME AtronOmatic Inc's ability to continue as a going concern for period of twelve months from the issuance date of this report.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ACME AtronOmatic Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ACME AtronOmatic Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 23, 2024
Los Angeles, California

ACME ATRONOMATIC INC
CONSOLIDATED BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	209,370	$	250,379
Accounts Receivable, net		837,512		149,806
Total current assets		**1,046,882**		**400,185**
Other long term asset		15,907		19,089
Property and equipment, net		13,698		19,125
Total assets	$	**1,076,487**	$	**438,399**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	206,418	$	35,201
Credit Cards		241,444		131,143
Due to related parties		34,054		-
Current Portion of Loans and Notes		57,416		276,959
Line of Credit		57,281		64,313
Total current liabilities		**596,613**		**507,616**
Promissory Notes and Loans		249,885		355,681
Total liabilities		**846,498**		**863,297**
Shareholders' Equity				
Common stock		2,457		-
Additional paid in capital		2,115,319		-
Subscriptions receivable		(806,692)		-
Shareholder distribution		-		(846,671)
Members' equity		-		45,254
Retained earnings		(1,081,095)		376,519
Total Members' Equity		**229,989**		**(424,898)**
Total Liabilities and Members' Equity	$	**1,076,487**	$	**438,399**

See accompanying notes to financial statements

ACME AtronOmatic Inc
Consolidated Statements of Operations

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	8,954,131	$	8,195,946
Cost of Goods Sold		-		-
Gross Profit		**8,954,131**		**8,195,946**
Operating Expenses:				
General and Administrative		5,703,060		5,545,203
Research and Development		2,002,657		1,423,982
Sales and Marketing		2,286,497		958,221
Total Operating Expenses		**9,992,214**		**7,927,405**
Operating Income/(Loss)		**(1,038,083)**		**268,540**
Interest Expense		421,728		224,514
Other Loss/(Income)		(2,197)		-
Income/(Loss) before provision for income taxes		**(1,457,614)**		**44,026**
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	**(1,457,614)**	$	**44,026**

See accompanying notes to financial statements

ACME ATRONOMATIC INC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Members' Equity	Common Stock Shares	Common Stock Value	Subscription Receivable	Additional Paid-in Capital	Retained Earnings / Accumulated (Deficit)	Total Equity
Balance - December 31, 2021	$ (211,316)	$ -	$ -	$ -	$ -	$ 332,493	$ 121,177
Contributions/Distributions of Capital, net	(590,101)	-	-	-	-	-	(590,101)
Net Income	-	-	-	-	-	44,026	44,026
Balance - December 31, 2022	**(801,417)**	-	-	-	-	**376,519**	**(424,898)**
Contributions/Distributions of Capital, net	(192,945)	-	-	-	-	-	(192,945)
Conversion to C Corporation	994,362	-	-	-	(994,362)	-	-
Issuance of common stock	-	24,567,018	2,457	(806,692)	3,109,681	-	2,305,446
Net Loss	-	-	-	-	-	(1,457,614)	(1,457,614)
Balance - December 31, 2023	$ -	**24,567,018**	**$ 2,457**	$ (806,692)	**2,115,319**	$ (1,081,095)	**229,989**

See accompanying notes to financial statements

-5-

ACME AtronOmatic Inc
Consolidated Statements of Cash Flows

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,457,614)	$	44,026
Adjustments to reconcile net income / (loss) to net cash used in operating activities:				
Depreciation Expense		10,726		12,347
Amortization Of Loan Costs		3,182		3,182
Changes In Operating Assets And Liabilities:				
Acccounts Receivable, net		(687,706)		(85,441)
Due From Related Parties		-		-
Prepaids And Other Current Assets		-		4,120
Accounts Payable		171,217		35,201
Credit Cards		110,301		(92,117)
Security Deposit		-		3,182
Net Cash Provided/(Used) By Operating Activities		**(1,849,894)**		**(75,502)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Provided By/(Used In) Investing Activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Contributon/Distribution of Capital, net		2,115,319		(593,283)
Borrowing on Promissory Notes and Loans, net of payments		(306,434)		163,617
Net Cash Provided By/(Used In) Financing Activities		**1,808,885**		**(429,666)**
Change In Cash and Cash Equivalents		(41,009)		(505,168)
Cash—Beginning of the Year		250,379		755,547
Cash—End of the Year		**209,370**	$	**250,379**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	421,728	$	224,514
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Conversion Of Shareholder Contributions/Distributions, net to additional paid-in-capital	$	992,709	$	-

See accompanying notes to financial statements

1. NATURE OF OPERATIONS

ACME AtronOmatic Inc. was incorporated on July 7, 2023, in the state of Deleware. The Company is a holding company incorporated to act as the parent of ACME AtronOmatic, LLC, a limited liability company incorporated in the state of Florida on August 18, 2009. On the date of incorporation of ACME AtrnOmatic Inc., all the issued and outstanding shares of the ACME AtronOmatic, LLC were surrendered by the existing shareholders in exchange for 23,333,333 shares in the ACME AtronOmatic Inc. As of December 31, 2023, ACME AtronOmatic Inc. owns 100% of the issued and outstanding shares of ACME AtronOmatic, LLC.

ACME AtronOmatic, LLC is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar®, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers.

The app acts as a distribution platform for all of the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar® platform.

The Company's headquarters are located in Orlando, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements (which may be referred to as the "financial statement") are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The financial statements of ACME AtronOmatic Inc. (parent) and ACME AtronOmatic, LLC (subsidiary) are consolidated and all significant intercompany transactions and balances have been eliminated in consolidation. The Company has adopted the calendar year as its basis for reporting.

Since the ACME AtronOmatic, LLC (subsidiary) has been in formation and conducting business since 2009 and ACME AtronOmatic, Inc does not have any operations except for to act as a holding company, the comparative consolidated financial statements have been presented based on the premise as if the ACME AtronOmatic Inc. has been in existence since the earliest period presented in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits by $0 and $218, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses.*". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit was not material to these financial statements.

Software Development Costs – Externally Sold Software

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of platforms and mobile aps for aviation, weather, and consumer sectors, as well as from advertising.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $2,286,497 and $958,221, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2024, which is the date the financial statements were issued.

3.   DEBT

The Company entered into a loan agreement with Small Business Administration ("SBA") in fiscal year 2018. The original borrowing amount on the facility was $517,200. The loan carries a fixed interest rate of 7.5% and the loan is to be repaid in one hundred and twenty monthly installments of $6,167 including principal and interest. The principal balance outstanding on loan as of December 31, 2023 and 2022 is $307,301 and $355,681, respectively. The loan will mature in 2028.

The Company entered into a loan agreement with Mulligan Funding (lender) in the fiscal year 2021. The original loan amount on the facility was $400,000 maturing in September 2023. The loan carries a fixed interest of $96,000 and the loan is to be repaid in fifty equal monthly installments of $9,841 which includes the principal and interest. In January 2023, the Company reorganized the loan agreement with Mulligan Funding, when the principal balance outstanding on the original loan was $221,215, for an extended facility amounting to $702,594 and the outstanding balance on the original loan was rolled into the new loan. The principal outstanding balance on this facility as of December 31, 2023 and 2022 is $19,309 and $276,959, respectively.

The summary of the future maturities of loans is as follows:

As of Year Ended December 31,		
2024	$	57,416
2025		57,441
2026		61,901
2027		66,706
2028		83,146
Thereafter		-
Total	$	**326,610**

Line of Credits

The Company entered into a Line of Credit agreement during fiscal year 2022. The credit facility allows borrowing up to $167,265. The interest rate is 1.85% plus draw fees of 1.6%. The total outstanding balance as of December 31, 2023, and December 31, 2022, was $30,000, and $64,313, respectively. The entire balance is classified as current.

Shareholder loan

During the fiscal year 2023, the Company entered into an interest-free loan with its major shareholder and CEO in the amount of $34,054. The total outstanding balance as of December 31, 2023, and December 31, 2022, was $34,054, and $0, respectively. The entire balance is classified as current.

4. RELATED PARTY

During the fiscal year 2023, the Company entered into an interest-free loan with its major shareholder and CEO in the amount of $34,054. The total outstanding balance as of December 31, 2023, and December 31, 2022, was $34,054, and $0, respectively. The entire balance is classified as current.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 23, 2024, which is the date the financial statements were available to be issued.

As of April 23, 2024, the Company received proceeds from their crowdfunding campaign in the amount of $1,796,240, net of issuance fees.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

7. UNAUDITED SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from April 23, 2024, through July 15, 2024.

The Company is in the process of finalizing stock option plan for key employees and the terms of options are pending finalization and approval.

On May 3, 2024, the Company entered into a forward financing agreement with Aspire Funding wherein, the Company obtained financing of $315,000 against its future accounts receivable. The forward agreement has pre-determined payback amounts ranging from $378,000 to $441,000 based on when the Company pays back the amount.

The Company obtained additional funding from the existing loan agreement with Mulligan Funding wherein the Company borrowed $250,000. The loan had an origination fees of $7,500 and loan is to be repaid in weekly installments of $5,145 which includes interest and principal.

The Company is in negotiations for a Phase I contract with United States AirForce amounting to $75,000 and a Phase I Option from United States Navy amounting to $100,000. The proposals are pending approval.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Andrew Green, Principal Executive Officer of ACME AtronOmatic, Inc., hereby certify that the financial statements of ACME AtronOmatic, Inc. included in this Report are true and complete in all material respects.

Andrew Green

CEO/CFO